UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended _____________________________________

OR

[ X ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from November 1, 2016 to December 31, 2016

Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
(Full title of the Plan)

SPIRE INC.
700 Market Street
St Louis MO 63101
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

MISSSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Spire Inc. Retirement Plans Committee
Missouri Natural Gas Division of Laclede Gas
Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the “Plan”) as of December 31, 2016 and October 31, 2016, and the related statements of changes in net assets available for benefits (modified cash basis) for the period from November 1, 2016 through December 31, 2016, and for the year ended October 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2016 and October 31, 2016, and the changes in its net assets available for benefits (modified cash basis) for the period from November 1, 2016 through December 31, 2016, and for the year ended October 31, 2016, in accordance with the modified cash basis of accounting.

St. Louis, Missouri
June 14, 2017

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Statements of Net Assets Available for Benefits - Modified Cash Basis

	December 31,	October 31,
	2016	2016
Cash	$338	$309

Investments, at Fair Value	10,944,436	10,475,675

Notes Receivable from Participants	200,297	174,694

NET ASSETS AVAILABLE FOR BENEFITS	$11,145,071	$10,650,678

See the accompanying Notes to Financial Statements - Modified Cash Basis.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis

	For the Two Months Ended December 31,	For the Year Ended October 31,
	2016	2016
ADDITIONS:
Contributions:
Participant	$85,386	$405,578
Rollover	—	3,132
Employer	39,213	195,605
Total Contributions	124,599	604,315

Investment Income:
Interest and dividends	63,812	120,624
Net appreciation in fair value of investments	304,902	422,112
Total Investment Income	368,714	542,736

Interest income on notes receivable from participants	1,080	7,472

TOTAL ADDITIONS	494,393	1,154,523

DEDUCTIONS:
Distributions to participants	—	439,870
Administrative fees	—	841

TOTAL DEDUCTIONS	—	440,711

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	494,393	713,812

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	10,650,678	9,936,866
End of period	$11,145,071	$10,650,678

See the accompanying Notes to Financial Statements - Modified Cash Basis.

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
Notes to Financial Statements - Modified Cash Basis

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the “Plan”) have been prepared on the basis of cash receipts and disbursements, except that investments in securities reflect fair value (“Modified Cash Basis”). The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of Net Assets Available for Benefits - Modified Cash Basis, as well as the general classification of such assets pursuant to the valuation hierarchy are included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common/collective trusts (“CCTs”, singular "CCT") are valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also holds units of a CCT that has investments in fully benefit-responsive investment contracts ("FBRICs"). The Plan’s CCT investments in FBRICs are presented at fair value using the Net Asset Value (“NAV”) practical expedient in the Statements of Net Assets Available for Benefits - Modified Cash Basis at both December 31, 2016 and October 31, 2016.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought, sold and/or held during the year.
Use of Estimates – The preparation of financial statements on the modified cash basis requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the “Company”), the Plan sponsor and Plan Administrator. The Company is a wholly owned subsidiary of Spire Inc. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. stock.
Payment of Benefits – Benefit payments are recorded when paid. There were no distributions payable to Plan participants as of December 31, 2016 and October 31, 2016.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the two-month period ended December 31, 2016 and the year ended October 31, 2016 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan document, the Plan document governs.

General – The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company ("Trustee"). The Company is the Plan sponsor, and in that capacity has named the Spire Retirement Plans Committee as administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – To be eligible to participate in the Plan, a participant must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company and must complete 90 days of service. Notwithstanding the forgoing, effective November 1, 2015, a participant who would be eligible to participate except that the participant has not satisfied the 90 days of service may contribute to the Plan an eligible rollover contribution.
Contributions – The Plan provides for voluntary participant contributions subject to certain Internal Revenue Code (“IRC”) limitations, up to 75% of the participant's compensation. Participants who attain age 50 by each December 31 are permitted to make additional contributions ("catch-up contributions") as permitted by the IRC. Participant contributions are matched 100% in 1% increments up to a maximum of 5% of compensation. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Participants can make Roth 401(k) contributions to the Plan. Newly hired employees are auto-enrolled in the Plan at a deferral rate of 5%, along with the 5% matching employer contribution, effective on the first pay period after they become eligible, unless they decline to defer or choose an alternative deferral amount in advance.
Vesting – Participant and Company matching contributions are immediately 100% vested.
Investment Options – Contributions to the Plan are invested in one or more investment funds at the option of the participant. A minimum of 1% of the participant's contribution must be directed into each fund selected.
Employee Stock Ownership Plan – The Spire Inc. Employee Stock Ownership Plan (“ESOP”) constitutes a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash are reinvested under the terms of the Plan.
Participant Accounts – In addition to the participant and Company matching contributions, each participant’s account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.
Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the prior twelve months, if any. Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 and October 31, 2016. Delinquent participant loans are reclassified as distributions per the terms of the Plan document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 4.50% at December 31, 2016.
Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions are normally made in single lump-sum cash payments; however, participants in the ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active participants who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant’s elective deferrals, less amounts of previous hardship distributions. Participants making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis.
Plan Year – Prior to September 29, 2016, "Plan Year" meant the twelve-month period beginning November 1st and ending on the following October 31st. On September 29, 2016, the Company amended the Plan. Effective January 1, 2017, the Plan Year will be the twelve-month period beginning January 1st and ending on the following December 31st. The amendment resulted in the Plan recording this short Plan Year which commenced November 1, 2016 and ended December 31, 2016. The December year-end is consistent with other plans sponsored by the Company.

3.	INVESTMENTS
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits - Modified Cash Basis.
The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by FBRICs. The FBRICs enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The FBRICs are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are measured daily and may be redeemed daily with no restrictions related to the redemption notice period. However, if redemption does occur, the redeemed funds cannot be reinvested in a competing fund for at least 90 days. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable.
Recurring Measurements – The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits- Modified Cash Basis measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2016 and October 31, 2016.
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2016	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$3,460,155	$3,460,155	$—	$—
Common/collective trusts	4,825,304	—	4,825,304	—
Common stock - Spire Inc.	2,605,026	2,605,026	—	—
Total investments in the fair value hierarchy	$10,890,485	$6,065,181	$4,825,304	$—
Common/collective trusts measured at NAV*	53,951
Total investments	$10,944,436

October 31, 2016
Mutual funds	$3,327,567	$3,327,567	$—	$—
Common/collective trusts	4,570,902	—	4,570,902	—
Common stock - Spire Inc.	2,523,401	2,523,401	—	—
Total investments in the fair value hierarchy	$10,421,870	$5,850,968	$4,570,902	$—
Common/collective trusts measured at NAV*	53,805
Total investments	$10,475,675

*
Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits - Modified Cash Basis.

4.	TAX STATUS
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated July 29, 2015 that the Plan and related trust are designed in accordance with the applicable sections of the IRC and therefore not subject to tax. However, the letter was issued contingent upon adopting certain proposed amendments. These amendments were not timely adopted, and a Voluntary Correction Program filing has been submitted to the IRS for which the Plan is awaiting approval. Any related penalties or fines will be paid for by the Company and there will be no financial impact to the Plan. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	RELATED-PARTY TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid no recordkeeping fees to the Trustee in the two-month period ended December 31, 2016, and $838 of recordkeeping fees to the Trustee in the year ended October 31, 2016. At December 31, 2016 and October 31, 2016, the Plan held 40,356.717 and 40,181.537 shares, respectively, of common stock of Spire Inc., the Company’s parent, with a market value of $2,605,026 and $2,523,401, respectively. During the two-month period ended December 31, 2016 the Plan received no dividend income from Spire Inc. and for the year ended October 31, 2016, the Plan received dividend income of $76,804 from Spire Inc.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Missouri Natural Gas Division of Laclede Gas
Company Wage Deferral Savings Plan

Date:	June 14, 2017	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.

23	Consent of Independent Registered Public Accounting Firm